UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Bourbon Brothers Holding Corporation
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
101808103
(CUSIP Number)
January 22, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☑      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP 101808103
1.	NAMES OF REPORTING PERSONS. David Lavigne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 72,697,675
	6.	SHARED VOTING POWER 4,923,616
	7.	SOLE DISPOSITIVE POWER 2,962,435
	8.	SHARED DISPOSITIVE POWER 1,533,232
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,495,667
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

2

Item 1

(a)	Name of Issuer:	Bourbon Brothers Holding Corporation
(b)	Address of Issuer's Principal Executive Offices:	2 N. Cascade Ave., Suite 1400 Colorado Springs, CO 80903

Item 2

(a)	Name of Person Filing:	David Lavigne
(b)	Address of Principal Business Office:	2 N. Cascade Ave., Suite 1400 Colorado Springs, CO 80903
(c)	Citizenship:	Mr. Lavigne is a citizen of the United States
(d)	Title of Class of Securities:	Common Stock, no par value per share
(e)	CUSIP Number:	101808103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned	4,495,667

(b) Percent of class	9.3% 1

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	72,697,675 2

(i) Sole power to vote or to direct the vote	4,923,616 3

(iii) Sole power to dispose or to direct the disposition of	2,962,435

(iv) Shared power to dispose or to direct the disposition of	1,533,232

1 Mr. Lavigne holds approximately 16% of the voting power.
2 Includes 56,800 shares of common stock held by Mr. Lavigne and 2,905,635 shares of Series A Convertible Preferred Stock held by Mr. Lavigne.  Each share of Series A Preferred Stock provides for 25 votes.
3 Includes 141,266 shares of common stock held by Mr. Lavigne’s wife, and 1,391,966 shares of Series A Convertible Preferred Stock held by Accredited Members Acquisition Corp., an entity controlled by J.W. Roth and Mr. Lavigne.  Each share of Series A Preferred Stock provides for 25 votes.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2014

/s/ David Lavigne
David Lavigne